Exhibit 99.2

CHECK CAP LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2019

CHECK CAP LTD.

CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2019

CHECK CAP LTD
CONSOLIDATED BALANCE SHEETS
 (U.S. dollars in thousands)

	June 30,	December 31,
	2019	2018
	(unaudited)	(audited)
Assets
Current assets
Cash and cash equivalents	8,315	8,572
Restricted cash	350	350
Short-term bank deposit	6,044	5,643
Prepaid expenses and other current assets	370	419
Total current assets	15,079	14,984

Non-current assets
Property and equipment, net	446	452
Operating leases	423	-
Total non-current assets	869	452
Total assets	15,948	15,436

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accruals
Trade	855	1,113
Other	290	249
Employees and payroll accruals	874	859
Operating lease liabilities	187	-
Total current liabilities	2,206	2,221

Non-current liabilities
Royalties provision	188	185
Operating lease liabilities	236	-
Total non-current liabilities	424	185

Shareholders' equity
Share capital	5,384	3,456
Additional paid-in capital	77,740	72,888
Accumulated other comprehensive loss	-	(13)
Accumulated deficit	(69,806)	(63,301)
Total shareholders' equity	13,318	13,030

Total liabilities and shareholders' equity	15,948	15,436

The accompanying notes to the consolidated financial statements are an integral part of them.

CHECK CAP LTD
CONSOLIDATED UNAUDITED STATEMENTS OF COMPREHENSIVE LOSS
(U.S. dollars in thousands, except per share data)

	Six months ended June 30,		Three months ended June 30,
	2019	2018	2019	2018

Research and development expenses, net	4,909	3,357	2,570	1,737
General and administrative expenses	1,749	1,435	924	950
Operating loss	6,658	4,792	3,494	2,687

Finance income, net	153	9	139	30
Loss before income tax	6,505	4,783	3,355	2,657
Taxes on income	-	(1)	-	(2)
Net loss	6,505	4,782	3,355	2,655

Other comprehensive loss:

Change in fair value of cash flow hedge	13	-	(4)	-
Comprehensive loss	6,518	4,782	3,351	2,655

Net loss per ordinary share - basic and diluted	0.85	1.74	0.41	0.7

Weighted average number of ordinary shares outstanding - basic and diluted	7,663	2,741	8,238	3,796

The accompanying notes to the consolidated financial statements are an integral part of them.

CHECK CAP LTD
CONSOLIDATED UNAUDITED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(U.S. dollars in thousands, except share data)

	Number of ordinary shares	Amount		Additional paid-in capital	Other comprehensive loss	Accumulated deficit	Total shareholders’ equity
Balance as of January 1, 2019	5,330,684	$3,456		$72,888	$(13)	$(63,301)	$13,030
Issuance of ordinary shares in the 2019 registered direct Offering, net of issuance expenses in an amount of $987 (1)	2,906,376	1,928		4,583	-	-	6,511
RSU’s vesting	718	(*	)	-			(* )
Share-based compensation	-	-		83	-	-	83
Other comprehensive loss	-	-		-	17	-	17
Net loss	-	-		-	-	(3,150)	(3,150)
Balance as of March 31, 2019	8,237,778	$5,384		$77,554	$4	$(66,451)	16,491
Share-based compensation	-			186			186
RSU’s vesting	684	(*	)	-	-	-	(* )
Other comprehensive loss	-	-		-	(4)	-	(4)
Net loss	-	-		-	-	(3,355)	(3,355)
Balance as of June 30, 2019	8,238,462	$5,384		$77,740	$-	$(69,806)	13,318

(1)	Includes pre-funded warrants to purchase 1,024,876 ordinary shares at a purchase price of $2.57 per pre-funded warrant, issued in connection with the registered direct offering. See Note 5A.

(*) Represents amount less than 1 thousand.

CHECK CAP LTD
CONSOLIDATED UNAUDITED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(U.S. dollars in thousands, except share data)
	Number of ordinary shares	Amount	Additional paid-in capital	Other comprehensive loss	Accumulated deficit	Total shareholders’ equity
Balance as of January 1, 2018	1,605,434	$974	$57,643	$-	$(52,712)	$5,905
RSU’s vesting	2,267	1	(1)
Share-based compensation	-	-	(436)	-	-	(436)
Net loss	-	-	-	-	(2,127)	(2,127)
Balance as of March 31, 2018	1,607,701	$975	$57,206	$-	$(54,839)	$3,342
Issuance of ordinary shares in May 2018 in the Public Offering, net of issuance expenses in an amount of $2,381 (2)	3,669,129	2,444	15,343	-	-	17,787
Exercise of warrants into ordinary shares	13,576	9	(9)			-
RSU’s vesting	951	1	(1)	-	-	-
Share-based compensation	-	-	43	-	-	43
Net loss	-	-	-	-	(2,655)	(2,655)
Balance as of June 30, 2018	5,291,357	$3,429	$72,587	$-	$(57,494)	$18,522

(2)	Includes pre-funded warrants to purchase 450,909 ordinary shares at a purchase price of $5.49 per pre-funded warrant, issued in connection with the registered direct offering.

The accompanying notes to the consolidated financial statements are an integral part of them.

CHECK-CAP LTD.
CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS
  (U.S. dollars in thousands, except per share data)

	Six months ended June 30,
	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	(6,505)	(4,782)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	55	82
Share-based compensation	269	(393)
Financial (income) expenses, net	(32)	(18)
Increase in royalties provision	3	25
Changes in assets and liabilities items:
Decrease in prepaid and other current assets and non-current assets	50	35
Decrease in trade accounts payable, accruals and other current liabilities	(204)	(131)
Increase (decrease) in employees and payroll accruals	15	288
Net cash used in operating activities	(6,349)	(4,894)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(49)	(8)
Investments in short-term bank deposits, net	(370)	(10,000)
Net cash used in investing activities	(419)	(10,008)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of ordinary shares in the 2018 public offering, net of issuance expenses	-	17,862
Issuance of ordinary shares in the 2019 registered direct offering, net of issuance expenses	6,511	-
Net cash provided by financing activities	6,511	17,862

Net increase (decrease) in cash and cash equivalents and restricted cash	(257)	2,960
Cash and cash equivalents and restricted cash at the beginning of the period	8,922	6,997
Cash and cash equivalents and restricted cash at the end of the period	8,665	9,957

CHECK-CAP LTD.
CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS
 (U.S. dollars in thousands, except per share data)

Supplemental information for Cash Flow:

	Six months ended June 30,
	2019	2018
Supplemental disclosure of non-cash flow information
Cashless exercise of warrants to purchase ordinary shares into ordinary shares	-	9
Purchase of property and equipment	-	7
Recognition of operating leases and operating lease liabilities from adoption of ASU 2016-02	490	-

The accompanying notes to the consolidated financial statements are an integral part of them.

CHECK CAP LTD
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -       GENERAL INFORMATION

                        A.         General

1)
Check Cap Ltd. (together with its wholly-owned subsidiary, the "Company") was incorporated under the laws of the state of Israel. The registered address of its offices is 29 Abba Hushi Ave, Isfiya 3009000, Israel.

2)	Check-Cap Ltd has a wholly-owned subsidiary, Check-Cap U.S. Inc., incorporated under the laws of the United States (U.S.) on May 15, 2015.

3)
The Company is a clinical-stage medical diagnostics company developing C-Scan®, the first capsule-based system for preparation-free colorectal cancer screening (the "C-Scan system"). Utilizing innovative ultra-low dose X-ray and wireless communication technologies, the capsule generates information on the contours of the inside of the colon as it passes naturally. This information is used to create a 3D map of the colon, which allows physicians to look for polyps and other abnormalities. Designed to improve the patient experience and increase the willingness of individuals to participate in recommended colorectal cancer screening, the C-Scan system removes many frequently-cited barriers, such as laxative bowel preparation, invasiveness and sedation.

4)	On February 24, 2015 the Company consummated an Initial Public Offering in the U.S. (the "IPO") concurrently with a Private Placement (the "Private Placement").

On August 11, 2016, the Company consummated a registered direct offering of ordinary shares and pre-funded warrants (the "August 2016 RD Offering").

On June 2, 2017, the Company consummated a registered direct offering of ordinary shares and a simultaneous private placement of warrants (the "June 2017 RD Offering").

On November 22, 2017, the Company consummated a registered direct offering of ordinary shares and a simultaneous private placement of warrants (the "November 2017 RD Offering").

On May 8, 2018, the Company consummated an underwritten public offering of ordinary shares, pre-funded warrants and warrants.

On February 6, 2019, the Company consummated a registered direct offering of ordinary shares, and pre-funded warrants and warrants. See Note 5(A).

The Company's ordinary shares, Series A Warrants and Series C Warrants are listed on the NASDAQ Capital Market under the symbols "CHEK", "CHEKW" and CHEKZ” respectively.

5)	The consolidated financial statements of the Company as of and for the six months ended June 30, 2019 include the financial statements of the Company and its wholly-owned U.S. subsidiary.

B.        Going concern and management plans

The accompanying unaudited consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. Since its inception, the Company has devoted substantially all of its efforts to research and development, clinical trials, recruiting management and technical staff, acquiring assets and raising capital. The Company is still in its development and clinical stage and has not yet generated revenues. The extent of the Company's future operating losses and the timing of becoming profitable are uncertain. The Company has incurred losses net of $6.5 million and $4.8 million for the six months ended June 30, 2019 and 2018, respectively. As of June 30, 2019, the Company's accumulated deficit was $69.8 million. The Company has funded its operations to date primarily through equity financing and through grants from the Israel Innovation Authority of the Ministry of Economy and Industry (the "IIA") (formerly the Office of the Chief Scientist of the Ministry of Economy and Industry (the "OCS)).

CHECK CAP LTD
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -        GENERAL INFORMATION (Cont.)

B.        Going concern and management plans (Cont.)

Additional funding will be required to complete the Company's research and development and clinical trials, to attain regulatory approvals, to begin the commercialization efforts of the Company's C-Scan system and to achieve a level of sales adequate to support the Company's cost structure.

To meet its capital needs, the Company is considering multiple alternatives, including, but not limited to, additional equity financings and other funding transactions. While the Company has been successful in raising financing in the past, there can be no assurance that it will be able to do so in the future on a timely basis on terms acceptable to the Company, or at all. Uncertain market conditions and approval by regulatory bodies and adverse results from clinical trials may (among other reasons) adversely impact the Company's ability to raise capital in the future.

During the six months ended June 30, 2019, the Company consummated a registered direct offering and received gross proceeds (before deducting issuance expenses) of approximately $7.5 million.  (see Note 3A).

The Company believes that current cash on hand will be sufficient to fund operations into February 2020. Management expects that the Company will continue to generate losses from the development, clinical development and regulatory activities of the Company's C-Scan system, which will result in a negative cash flow from operating activity. This has led management to conclude that substantial doubt about the Company's ability to continue as a going concern exists. In the event the Company is unable to successfully raise additional capital during or before the end of 2019, the Company will not have sufficient cash flows and liquidity to finance its business operations as currently contemplated. Accordingly, in such circumstances the Company would be compelled to immediately reduce general and administrative expenses and delay research and development projects and clinical trials, until it is able to obtain sufficient financing. If such sufficient financing is not received timely, the Company would then need to pursue a plan to license or sell its assets, seek to be acquired by another entity, cease operations and/or seek bankruptcy protection. The Company's unaudited consolidated financial statements do not reflect any adjustments that might result from the outcome of this uncertainty.

NOTE 2 -          UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited consolidated financial statements have been prepared in a condensed format and include the consolidated financial operations of the Company as of June 30, 2019 and for the six and three month periods then ended, in accordance with U.S. GAAP, relating to the preparation of financial statements for interim periods. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete set of financial statements. These unaudited consolidated financial statements should be read in conjunction with the audited financial statements and the accompanying notes of the Company for the year ended December 31, 2018 that are included in the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 28, 2019 (the "Annual Report"). In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2019, are not necessarily indicative of the results that may be expected for the year ended December 31, 2019.

NOTE 3 -          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies that have been applied in the preparation of the unaudited consolidated financial statements are identical to those that were applied in preparation of the Company’s most recent annual financial statements in connection with its Annual Report on Form 20-F except for the adoption of the following:

In February 2016, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires entities that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by leases with lease terms of more than 12 months. The Company adopted this ASU effective January 1, 2019 using the modified retrospective application, applying the new standard to leases in place as of the adoption date. Prior periods have not been adjusted.

CHECK CAP LTD
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 -        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

In June 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2018-07, “Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting”, which simplifies the accounting for nonemployee share-based payment transactions by aligning the measurement and classification guidance, with certain exceptions, to that for share-based payment awards to employees. The amendments expand the scope of the accounting standard for share-based payment awards to include share-based payment awards granted to non-employees in exchange for goods or services used or consumed in an entity’s own operations and supersedes the guidance related to equity-based payments to non-employees. The Company adopted these amendments on January 1, 2019. The adoption of these amendments did not have a material impact on the consolidated financial statements and related disclosures.

Recent Accounting Standards:
In June 2016, the FASB issued ASU 2016-13 “Financial Instruments – Credit Losses” to improve information on credit losses for financial assets and net investment in leases that are not accounted for at fair value through net income. The ASU replaces the current incurred loss impairment methodology with a methodology that reflects expected credit losses. This ASU is effective for the Company in the first quarter of 2020, with early adoption permitted. The Company is currently evaluating the effect the adoption of this ASU will have on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, “Changes to Disclosure Requirements for Fair Value Measurements”, which will improve the effectiveness of disclosure requirements for recurring and nonrecurring fair value measurements. The standard removes, modifies, and adds certain disclosure requirements, and is effective for the Company beginning on January 1, 2020. The Company does not expect that this standard will have a material effect on the Company’s consolidated financial statements.

NOTE 4-        LEASES

On January 1, 2019, the Company adopted ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”) using the modified retrospective approach for all lease arrangements at the beginning period of adoption. Leases existing for the reporting period beginning January 1, 2019 are presented under ASU 2016-02. The Company leases office space and vehicles under operating leases. At June 30, 2019, the Company’s right-of-use assets and lease liabilities for operating leases totaled $423 thousands and $423 thousands, respectively. The impact of adopting the new lease standard was not material to the Company’s condensed consolidated statement of operations for the periods presented.

Supplemental cash flow information related to operating leases was as follows (unaudited in thousands):

Six Months Ended June 30, 2019
Cash payments for operating leases	$97

As of June 30, 2019, our operating leases had a weighted average remaining lease term of 2.6 years and a weighted average borrowing rate of 5%. Future lease payments under operating leases as of June 30, 2019 were as follows (unaudited in thousands):

Operating Leases
Remainder of 2019	$95
2020	$177
2021	$135
2022	$42
Total future lease payments	$449
Less imputed interest	(26)
Total lease liability balance	$423

CHECK CAP LTD
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 -        SHAREHOLDERS' EQUITY

The following changes occurred during the six months ended June 30, 2019:

A.
On February 6, 2019, the Company issued 1,881,500 units, at a purchase price of $2.58 per unit, and 1,024,876 pre-funded units, at a purchase price of $2.57 per pre-funded unit, in a registered direct offering. Each unit consisted of one ordinary share of the Company and one Series D Warrant to purchase 0.5 ordinary share of the Company. Each pre-funded unit consisted of one pre-funded warrant to purchase one ordinary share and one Series D Warrant to purchase 0.5 ordinary share. The exercise price of each pre-funded warrant included in the pre-funded unit was $0.01 per share. The Series D Warrants have an exercise price of $2.58 per ordinary share and are immediately exercisable and will expire on the fifth anniversary of the original issuance date. The Company received gross proceeds from the registered direct offering of approximately $7.5 million (including proceeds from the exercise of 1,024,876 pre-funded warrants), or $6.5 million, net of issuance expenses in the amount of $987 thousands.

B.	Warrants that expired during the six months ended June 30, 2019:

On June 1, 2019, certain warrants that were granted in June 1, 2009 to purchase 3,487 and 4,202 ordinary shares at an exercise price of $59.88 and $65.56 per share, respectively, expired.

NOTE 6 -        SHARE-BASED COMPENSATION

A summary of the Company's option activity related to options granted to employees, service providers and directors, and related information is as follows:

	For the six months ended June 30, 2019
	Number	Weighted average exercise price (in $)	Weighted average remaining contractual life (in years)

Options outstanding at beginning of period	422,784	15.54	8.6
Options granted	20,814	2.68
Options forfeited	(50,492)	12.92

Options outstanding at end of period	393,106	14.14	7.98

Options exercisable at end of period	95,675	44.92	4.35

CHECK CAP LTD
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 -       SHARE-BASED COMPENSATION

A summary of the Company’s RSUs activity is as follows:

For the six months ended June 30, 2019

Unvested at beginning of year	109,469
Granted	-
Vested	(1,402)
Forfeited	(18,228)
Unvested at end of year	89,839